UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES ACT OF 1934

OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER

SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

____________

Commission File Number 0 - 28952

THE RANK GROUP PLC

(Exact name of registrant as specified in its charter)

____________

Statesman House, Stafferton Way

Maidenhead, Berkshire SL6 1AY

United Kingdom

+44 1628 504000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

____________

6.375% Guaranteed Notes due January 15, 2008

7.125% Guaranteed Notes due January 15, 2018

(Title of each class of securities covered by this Form)

____________

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐ (for equity securities)	Rule 12h-6(d) ☐ (for successor companies)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☒ (for prior Form 15 filers)

PART I

Item 1.  Exchange Act Reporting History

Not applicable.

Item 2.  Recent United States Market Activity

Not applicable.

Item 3.  Foreign Listing and Primary Trading Market

Not applicable.

Item 4.  Comparative Trading Volume Data

Not applicable.

1

Item 5.  Alternative Record Holder Information

Not applicable.

Item 6.  Debt Securities

The number of record holders of the 6.375% Guaranteed Notes due January 15, 2008, on a worldwide basis on August 31, 2007, was fewer than 250. The number of record holders of the 7.125% Guaranteed Notes due January 15, 2018, on a worldwide basis on August 31, 2007, was fewer than 250.

Item 7.  Notice Requirement

Not applicable.

Item 8.  Prior Form 15 Filers

A.

The Company filed a Form 15 with the Commission on April 7, 2006 pursuant to Rule 12h-3 to suspend reporting obligations under Section 15(d) of the Securities Exchange Act of 1934 in respect of the 6.375% Guaranteed Notes due January 15, 2008 and the 7.125% Guaranteed Notes due January 15, 2018.

B.	Not applicable.
C.	Please see Item 6.

PART II

Item 9. Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The Rank Group Plc has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, The Rank Group Plc certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

THE RANK GROUP PLC

Dated: September 26, 2007	By:	/s/ Pamela Coles
Name: Pamela Coles
Title: Company Secretary

3